March 9, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Brad Skinner Mark Kronforst

Re:	Palm, Inc.
Form 10-K for the Fiscal Year Ended June 3, 2005
Filed July 29, 2005
Form 10-Q for the Quarterly Period Ended December 2, 2005
Filed January 10, 2006
Form 8-K Furnished December 20, 2005
File No. 0-29597
Dear Mr. Skinner and Mr. Kronforst:
     Palm, Inc. (“Palm”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter dated February 24, 2006 regarding our Form 10-K filed with the Commission on July 29, 2005, Form 10-Q filed with the Commission on January 10, 2006 and Form 8-K furnished to the Commission on December 20, 2005.
     For your convenience, we have repeated the Staff’s comments in italic type and have included our response to the Staff’s comments immediately below the applicable comment.
Form 10-K for the Fiscal Year Ended June 3, 2005
Item 8. Financial Statements
Consolidated Statements of Operations, page 51
1.	We note that you appear to have a policy of recording certain amounts related to litigation within “interest and other income (expense), net”. Please explain to us how you support this policy and refer to relevant accounting literature.
Response: We respectfully advise the Staff that certain amounts related to litigation were included within “interest and other income (expense), net” as we believed these costs represented an expense relating to prior periods that would have been recorded in those periods had they been probable and estimatible at that time. However, resolution of litigation matters typically requires several years and does not relate to the current year’s operating activities. Accordingly, we believed it appropriate to exclude them from the current year operating results and include them in non-operating income or expense. We are not aware of any authoritative guidance to support our previous classification, and, based on the Staff’s comment, will classify any future litigation settlements within operating activities.
The net litigation settlements recorded during our fiscal years 2004 and 2003 were $1.3 million and $4.1 million, respectively. There were no litigation settlements recorded in fiscal year 2005 or the first six months of fiscal year 2006. We believe that the amounts reported within other income (expense) in fiscal years 2004 and 2003 were not material to the results of operations, and that no restatement of prior years’ reported results is required. We base this belief on:
a.	For fiscal year 2003, the inclusion of $4.1 million of net litigation settlements in operating expenses would increase the reported operating loss of $(197.9) million by only 2.1%, and is 0.5% of loss from continuing operations. Additionally, it would change the negative operating margin (operating loss divided by net sales) by an insignificant amount, from (23.6%) to (24.1%).

b.	For fiscal year 2004, the inclusion of $1.3 million of net litigation settlements in operating expenses would increase reported operating loss of $(4.1) million by 31.7%. However, this large percentage is due to the break-even operating results for that year; the $1.3 million net litigation settlement is only 0.5% of the average absolute value of operating income or loss for the three-year period ended May 31, 2005 reported in our most recent Annual Report on Form 10-K. For the fiscal year ended May 31, 2004, we believe a reported operating loss of $(5.4) million (0.5% operating margin) versus $(4.1) million (0.4% operating margin) would not change the view of investors regarding the operating performance of the company both for the individual year (effectively break-even) and in comparison to the prior year’s results (a significant reduction in operating loss).
The following table shows the impact to the May 31, 2005 Form 10-K if the litigation settlement amounts reported within other income (expense) in fiscal years 2004 and 2003 were restated:

Year ended:	May 31, 2005		May 31, 2004		May 31, 2003
(in millions)	as reported	if restated	as reported	if restated	as reported	if restated
Revenues	$1,270.4	$1,270.4	$949.7	$949.7	$837.6	$837.6
Operating income (loss)	77.5	77.5	(4.1)	(5.4)	(197.9)	(202.0)
Income (loss) before income taxes	80.5	80.5	(4.1)	(4.1)	(194.9)	(194.9)
Income (loss) from continuing operations	66.4	66.4	(10.2)	(10.2)	(417.9)	(417.9)
Net income (loss)	$66.4	$66.4	$(21.8)	$(21.8)	$(442.6)	$(442.6)

There would be no impact on the Consolidated Balance Sheets.
Based on these considerations, we do not believe that the amounts reported within other income (expense) in fiscal years 2004 and 2003 would change a reasonable investor’s decision to buy or sell our common stock and therefore believe that no restatement is necessary.
Consolidated Statements of Cash Flows, page 54
2.	We note that you exclude cash flows related to your discontinued operations from the face of your statements. Please explain to us how this complies with SFAS 95 that requires you to separately report each category of these cash flows on the face of your statements of cash flows.
Response: We respectfully advise the Staff that information regarding each category of cash flows from discontinued operations was included in Note 3 to the Consolidated Financial Statements (page 62), which in turn was referenced on the face of the Statement of Cash Flows. We believed at the time that the Form 10-K was filed in July 2005, this presentation was consistent with the footnote presentation permitted by SFAS No. 95 for certain other cash flow information. The Company is aware of the Staff’s position, as articulated in Joel Levine’s speech at the AICPA Annual Conference on SEC and PCAOB Current Developments in December 2005, that such information should be included on the face of the Statement of Cash Flows. In addition, we are aware of the guidance contained in the AICPA’s Center for Public Company Audit Firms Alert #90 on this topic, issued in February 2006, and we will adjust our Statement of Cash Flows in our next Form 10-K filing, with appropriate disclosure of this change made in the footnotes to the financial statements. We supplementally note that there are no discontinued operations for any of the periods reported in the Company’s current fiscal year quarterly filings on Form 10-Q and therefore the Form 10-K represents the first periodic filing which we will make that these disclosures will be relevant.
Note 2. Significant Accounting Policies
Revenue Recognition, page 58
3.	We note that your critical accounting policy disclosure indicates that you recognize revenue using the sell-through method for one of your web-sales distributors. Please indicate the extent to which you recognize revenue using this method, explain to us how sales to this distributor differ from your other transactions and describe how the revenue recognition policy within your financial statements reflects this policy.
Response: We respectfully advise the Staff that the sell-through method of revenue recognition is used only for the one web-sales distributor mentioned in the critical accounting policy disclosure. This distributor represented approximately 7% of revenues in fiscal year 2005 and a lesser amount in fiscal years 2004 and 2003.
Staff Accounting Bulletin 104, Revenue Recognition, states that “revenue generally is realized or realizable and earned when all of the following criteria are met:
•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.”
We advise the Staff that the distributor mentioned in the critical accounting policies disclosure operates the Palm Store at the web site http://store.palm.com substantially acting as our outsourced web store service provider. There are several contractual provisions with this distributor which are unique to this web-store service provider relationship and which do not exist in any of our other distributor or other sales contractual relationships. Among other things, the contractual relationship with this distributor provides that the revenue we receive for sales to this distributor is based on a percentage of the distributor’s final sales price to its end-customers.
As a result of this provision, revenue is not recognized at shipment because the sales price to this distributor is not fixed or determinable. The price to this distributor becomes fixed or determinable when this distributor sells through the goods to the distributor’s customers. With respect to this distributor, we recognize revenue when the goods are sold through to the distributor’s customers and our sales price to the distributor becomes fixed or determinable. As mentioned previously, this is the only distributor contractual relationship in which the final sales price that we receive for sales to the distributor is based on a percentage of the distributor’s sell-through price to its customers.
Our revenue recognition policy included in Note 2 to the Consolidated Financial Statements (page 58) states that revenues are recognized in accordance with SAB No. 104, Revenue Recognition, and AICPA SOP No. 97-2, Software Revenue Recognition, as amended, and describes how this guidance is applied. We supplementally inform the Staff that in order to improve the clarity around these transactions in future Form 10-K filings, we will amend our disclosed revenue recognition policy as follows:
“Revenue is recognized when earned in accordance with applicable accounting standards and guidance, including Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and AICPA SOP No. 97-2, Software Revenue Recognition, as amended. Palm recognizes revenues from sales of mobile computing devices under the terms of the customer agreement on transfer of title to the customer, net of estimated returns, provided the sales price is fixed or determinable, collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, revenue is reduced based on Palm’s estimates of liability related to these rights at the time the related sale is recorded. The estimates for returns are adjusted periodically based on historical rates of returns, inventory levels in the channel and other related factors. The estimates and reserves for rebates and price protection are based on specific programs, expected usage and historical experience.” [changes marked]
Note 19, Business Segment Data, page 80
4.	Please explain to us how you considered reporting revenues related to smartphones separately from revenues related to your handheld computer products. In this regard, we note that you appear to differentiate these product groups within your periodic reports and in information provided to investors such as your earnings call slides. Refer to paragraph 37 of SFAS 131.
Response: We respectfully advise the Staff that we have considered the guidance contained in paragraph 37 of SFAS No. 131 regarding disclosure of revenues “for each product and service or each group of similar products and services,” and note that this guidance is applicable to “all enterprises...including those enterprises that have a single reportable segment” (paragraph 36). We sell products in four product lines: Zire, Tungsten, LifeDrive and Treo, all spanning the mobile computing device market and regarded as one group of related products. We provide additional information in our earnings call in response to requests from our investors to provide information about handheld computing products (Zire, Tungsten and LifeDrive) and smartphones (Treos). We advise the Staff that we will report revenues related to smartphones and handheld computing products in both Management’s Discussion and Analysis of Financial Condition and Results of Operations, and in the footnotes to our financial statements, in future filings, to be consistent with the information provided to investors in our earnings call slides.
Item 9A. Controls and Procedures
Inherent Limitations on Effectiveness of Controls, page 82
5.	You state that a control system “can provide only reasonable assurance” that the objectives of the control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, explain to us how you have complied with the guidance in Section II.F.4 of SEC Release 33-8238.
Response: We respectfully advise the Staff that our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. In addition, our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of our fiscal year ended June 3, 2005. Given that any control system, no matter how well designed, can provide only reasonable assurance that the objectives of the controls system are met, our Chief Executive Officer and Chief Financial Officer necessarily concluded that our disclosure controls and procedures were effective at the reasonable assurance level. The section of Item 9A. titled “Inherent Limitations on Effectiveness of Controls” was included to clarify the “reasonable assurance” basis of the conclusion expressed by the Chief Executive Officer and Chief Financial Officer in the preceding paragraph. In future reports requiring disclosure regarding the effectiveness of our disclosure controls and procedures, if true and acceptable to the Staff, we would propose revising our disclosure as follows:
“Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Palm have been detected. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective in providing reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.”
We believe that the foregoing disclosure, as revised, would comply with the guidance of the Staff set forth in the aforementioned release, while at the same time avoiding potential investor confusion regarding our conclusions concerning the effectiveness of our disclosure controls and procedures.

Form 10-Q for the Quarterly Period Ended November 30, 2005
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 18
6.	We note that you reversed your valuation allowance related to your domestic deferred tax assets based on current and preceding years’ results of operations and anticipated profit levels in future periods. Please explain your basis for concluding that these domestic deferred tax assets were realizable. Describe the nature of the positive and negative evidence you considered and explain how that evidence was weighted. As part of your response, explain the consideration that was given to cumulative losses in recent years and explain the extent to which you were able to objectively verify evidence related to your forecast of $1 billion of cumulative future operating income over the next 15 years. In this regard, we note the significant volatility of your results over recent years, the competitive nature of your industry and the rapid technological changes that occur. Refer to SFAS 109, paragraphs 20 through 25 and 103.
Response: We respectfully advise the Staff that during the second quarter of fiscal year 2006, we determined, based on current and preceding years’ results of operations and anticipated profit levels in future periods, that it is more likely than not that our domestic deferred tax assets will be realized in the future and, accordingly, it was appropriate to release the valuation allowance recorded against those deferred tax assets. In reaching this conclusion, we considered both negative and positive evidence regarding the realizability of these deferred tax assets. The weight given to negative and positive evidence considered the extent to which the evidence could be objectively verified.
Negative/Positive Evidence — Prior three-year operating results
In the three-year period ended with the second quarter of fiscal year 2006, we reported cumulative losses before income taxes from continuing operations of $(40.5) million. However, during this three-year period we recorded a $100 million non-cash write-down in the fair value of a parcel of land which we own, which has not been and will not be used in our operating activities; this land is currently up for sale and the Company expects to recover its current carrying value. Palm has no other investments in land or other assets not in use.
Excluding the discontinued operations and write-down of the land, we had cumulative profits before income taxes of $59.5 million for the three-year period ended with the second quarter of fiscal year 2006.
The comparable amount for the three-year period as of the end of fiscal year 2005 was a loss before income taxes of $(18.5) million. This cumulative loss was considered to be the single largest negative evidence as of the end of fiscal year 2005, and was the primary basis for our determination at that time that a valuation allowance on a substantial portion of our deferred taxes was required. The change to a cumulative income position, along with the other positive evidence described below, was the reason we determined that we had sufficient positive evidence to conclude that it was more likely than not that our deferred tax assets were realizable.
Positive Evidence – Recent operating results
In the nine quarters since we spun off PalmSource and acquired Handspring in the second quarter of fiscal year 2004, we have experienced cumulative profits before income taxes of $148.8 million. In this nine-quarter period, we have experienced only one quarter of loss before income taxes, in the third quarter of fiscal year 2004, of $(7.7) million.
Positive Evidence – Profits expected in future years
For the first two quarters of fiscal year 2006, we have reported revenues of $786.8 million and income before income taxes of $56.7 million. Based on information provided in our earnings release conference call on December 20, 2005, for all of fiscal year 2006, we expect revenue growth in the range of 22-23% on a year-over-year basis and gross margins to increase to 31.5-32.0%, primarily as a result of gross margin expansion in the second half of the fiscal year. On this basis, we expect fiscal year 2006 profits to exceed fiscal year 2005 profits. For fiscal year 2005, we reported revenues of $1,270.4 million and income before income taxes of $80.5 million. We do not currently expect a loss in future years beyond fiscal year 2006.
Positive Evidence – No history of operating loss or tax credit carryforwards expiring unused
We have never had any expired operating loss carryovers in our 10-year history. Although one of the major components of the deferred tax assets is the net operating loss (“NOL”) carryforward, this carryforward is available to offset future regular taxable income to the extent of alternative minimum taxable income. These losses have a long life, having both regular and alternative minimum tax net operating losses that can be carried forward for 20 years. After utilization of net operating losses against the fiscal year 2005 federal taxable income, the first federal NOL carryforward scheduled to expire is in the year 2021.
     Research and development (“R&D”) tax credits have similar long lives with the first federal credit expiring in 2011. Thereafter, NOL carryforwards and federal R&D tax credits will expire if unutilized as follows:

Subject to Expiration
Fiscal years	NOL carryforwards	R&D Credit
2011 – 2020	$ —	$7.6 million
2021 – 2025	$777 million	$8.5 million

Additionally, approximately 20% of our deferred tax assets represent timing differences which have yet to be deducted on a tax return, meaning that the timing of their potential expiration is greater than 20 years. Based on our analysis of the deferred items, we expect full utilization of NOL carryforwards that support the net deferred tax balance.
As of November 30, 2005, we would require approximately $1 billion in cumulative future operating income to be generated at various times over the next 15 to 20-plus years to realize our net deferred tax assets. Based on our fiscal year 2005 income before income taxes of $80.5 million, it would require approximately 12.5 years to generate approximately $1 billion in cumulative future operating income. As mentioned above, we expect fiscal year 2006 profits to exceed fiscal year 2005 profits. Thus, we expect that less than 12.5 years will be required to generate approximately $1 billion in cumulative future operating income.
     Positive Evidence – Consistent improvement in recent years in a competitive and technologically changing environment
We operate in an industry which is competitive and experiences rapid technological change. In recent years, we have operated successfully in this environment. During the previous six quarters, we have expanded our product mix from solely handheld computing devices to include smartphones, while maintaining consistent and growing profitability. During the three fiscal years ended May 31, 2005, we have experienced annual growth in revenues and annual improvement in income (loss) before income taxes. As mentioned above, we expect fiscal year 2006 revenues and profits to exceed fiscal year 2005 revenues and profits. Results for the first two quarters of fiscal year 2006 are consistent with this expectation.
While we acknowledge that our industry is quite competitive and that rapid technological change can and does occur, since the spin-off of PalmSource we have made significant investments in research and development and have been profitable. While it is not possible to assert with certainty that we will remain profitable over the next 20 years, we believe that, based on the available evidence, we have met the “more likely than not” standard of SFAS 109 with regard to the realizability of our deferred tax assets.
Form 8-K Furnished December 20, 2005
7.	We note the non-GAAP information furnished in your earnings release currently identifies two non-GAAP measures – non-GAAP operating income (loss) and non-GAAP net income (loss) with corresponding per share data. However, the presentation includes additional non-GAAP measures such as non-GAAP total costs and expenses, non-GAAP income before income taxes, and non-GAAP income tax provision (benefit). Note that each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

Response: We respectfully advise the Staff that our intent in disclosing such non-GAAP measures was incidental to providing the required reconciliation to GAAP of our non-GAAP operating income (loss) and non-GAAP net income (loss) and per share data disclosures. However, we note the Staff’s comment and in future press releases disclosing earnings for a period, we will not disclose additional non-GAAP financial measures in performing the required reconciliation to GAAP. Instead, we will only reconcile those non-GAAP financial measures that appear in the text of the press release to its nearest GAAP counterpart. Below is an example of the revised format we will use in our future earnings Forms 8-K and related press releases using the data from our second quarter of fiscal year 2006 Form 8-K furnished to the Commission on December 20, 2005:
Palm, Inc.
Reconciliation of GAAP Items to Non-GAAP Items
(In thousands)
(Unaudited)

	Three Months Ended		Six Months Ended
	Nov., 30 2005	Nov., 30 2004	Nov., 30 2005	Nov., 30 2004

Net income, as reported	$260,889	$24,691	$279,066	$44,285
Adjustments:
Amortization of intangible assets and deferred stock-based compensation	2,072	2,527	4,946	4,866
Restructuring charges	1,954	—	1,954	—
Income tax provision (benefit)	(240,497)	—	(247,816)	—

Non-GAAP net income	$24,418	$27,218	$38,150	$49,151

	Three Months Ended		Six Months Ended
	Nov., 30 2005	Nov., 30 2004	Nov., 30 2005	Nov., 30 2004

Net income per share:
Basic, as reported	$5.21	$0.51	$5.60	$0.92

Adjustments	(4.72)	0.05	(4.83)	0.10

Basic, non-GAAP	$0.49	$0.56	$0.77	$1.02

Diluted, as reported	$5.02	$0.48	$5.36	$0.86

Adjustments	(4.55)	0.05	(4.62)	0.10

Diluted, non-GAAP	$0.47	$0.53	$0.74	$0.96

Shares used in computing per share amounts:
Basic, as reported	50,076	48,381	49,852	48,005

Diluted, as reported	52,048	51,442	52,198	51,223
Adjustments:
Effect of dilutive securities:
Long-term convertible debt	(542)	—	(542)	—

Diluted, non-GAAP	51,506	51,442	51,656	51,223

8.	We note that each of the non-GAAP measures excludes items that could be considered recurring in nature and you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measure is useful when these items are excluded pursuant to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we believe that your disclosures should explain the following:
•	Why you believe that the non-GAAP measures enhance investors’ overall understanding of your current financial performance and your prospects for the future;

•	Why you believe that each excluded item should not be considered in evaluating your core operating results. In addition, “core operating results” should be defined; and

•	Additional detail regarding the inherent limitations. For example, discuss the apparent contradiction of excluding any acquisition-related costs while including the acquisition-related benefits, such as increased revenue. In addition, discuss the exclusion of items that appear to be integral to your performance as an organization such as employee compensation and frequent charges related to restructuring your operations.
Response: We note the Staff’s comment. We provide non-GAAP disclosures in our press releases because, in addition to GAAP financial information, management evaluates and makes operating decisions using various non-GAAP operating measures. One such measure is non-GAAP net income. For the second quarter of fiscal year 2006 this measure consisted of GAAP net income excluding restructuring charges (severance and benefits), amortization of intangible assets and deferred stock-based compensation and the benefit due to the partial reversal of our valuation allowance on our deferred tax assets. In addition, non-GAAP net income assumes a 40% effective tax rate which is the expected normalized rate for future years. We believe non-GAAP financial measures are useful in measuring our operations and providing supplemental information to investors regarding the performance of our business operations and facilitating comparisons to our historical operating results. Management also uses this information internally for forecasting and budgeting.

Over the past three years, we have reported restructuring charges for reduced headcount, excess facilities and asset related charges. As a result, our GAAP statements of operations have included significant charges related to such restructurings. We believe that in measuring our operations it is useful to exclude restructuring charges as these costs are not part of our direct cost of on-going operations. Furthermore, we believe amortization of intangible assets and deferred stock-based compensation are not necessarily meaningful indicators of our ongoing business performance, even if these non-cash charges or expenses are by their nature of the type that is reasonably likely to be recurring or frequent. We have excluded the benefit from the partial reversal of our valuation allowance on our deferred tax assets because we believe it is an infrequent event which makes the results less comparable between reporting periods.
Non-GAAP financial measures have inherent limitations as they are not based on a comprehensive set of accounting rules or principles. However, we believe non-GAAP financial measures provide supplemental information that is useful to our investors.
The Company respectfully advises the Staff that in future press releases disclosing non-GAAP financial measures, we will disclose:
•	why we believe that the non-GAAP measures presented enhance investors’ overall understanding of our current financial performance and our prospects for the future;

•	why we believe it is useful to investors to exclude the expenses, charges and benefits excluded from the non-GAAP financial measures we present. In this regard, we note for the Staff that we will refrain from referring to our “core operating results” in future press releases; and

•	additional detail regarding the inherent limitations of non-GAAP financial measures.
To illustrate our intentions in this regard in response to the Staff’s comment, we have prepared an example of the disclosure regarding non-GAAP financial measures we would have included in our press release of December 20, 2005 announcing our financial results for our second quarter of fiscal year 2006 as follows:
“To supplement the company’s consolidated financial statements presented in accordance with GAAP, Palm uses non-GAAP measures of certain components of financial performance, including operating income (loss), net income (loss) and per share data, which are adjusted from results based on GAAP to exclude certain expenses, gains and losses. The presentation of non-GAAP financial results is not meant to be considered in isolation or as a substitute for, or superior to, GAAP results. Investors should be aware that non-GAAP measures have inherent limitations and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may also be different from non-GAAP financial measures used by other companies.
We believe the non-GAAP measures presented by Palm enhance investors’ overall understanding of the company’s current financial performance, ongoing operations and prospects for the future. These non-GAAP results are among the primary indicators management uses as a basis for planning and forecasting future periods because they provide meaningful supplemental information regarding the company’s operational performance, including the company’s ability to provide cash flows to invest in research and development and fund acquisitions and capital expenditures. These non-GAAP results also facilitate management’s internal comparisons to the company’s historical operating results and comparisons to competitors’ operating results. In addition, because Palm has historically reported certain non-GAAP results to investors, the company believes the inclusion of non-GAAP measures provides consistency in the company’s financial reporting. Consistent with the company’s practice, the non-GAAP measures included in this press release have been reconciled to the nearest GAAP measure.”
9.	In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that full presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles.
Response: We note the Staff’s comment. We do not believe that the presentation in the press release omits to state a fact necessary in order to make the presentation of non-GAAP financial measures, in light of the circumstances under which it is presented, not misleading. Nevertheless, as stated in our response to comment 7, in future press releases providing our financial performance we will refrain from disclosing additional non-GAAP items in performing the required reconciliation to GAAP of the non-GAAP financial measures provided in the text of the press release. (Please refer to the reconciliation in our response to 7 above.)
In connection with our responses we acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Your comments or our changes to our disclosures in response to your letter do not foreclose the SEC from taking any action with respect to our filings; and

•	We will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
In the event you have any additional questions, please contact me directly at
(408) 617-7000.
Sincerely,
Palm, Inc.
By: /s/ Andrew J. Brown
Andrew J. Brown
Senior Vice President and Chief Financial Officer